Contact

www.linkedin.com/in/tiffany-trainer-bb9467287 (LinkedIn)

Top Skills

NY DOL Asbestos Inspector

CSATF Safety Advisor

Fall Protection: Competent Person

Tiffany Trainer

Production Safety Representative for Television and Film
New York, New York, United States

Summary

Production Safety Representative for Vigilant EHS Solutions currently working with Apple TV+ to support on-set safety.

Experience

Vigilant EHS Solutions, Inc.

Production Safety Representative
August 2020 - Present (5 years 11 months)
New York City Metropolitan Area

Providing on-site support for television, film, & event safety.

Education

Bowling Green State University

Bachelor of Arts - BA · (August 2003 - 2006)